EXHIBIT 10.2

February 24, 2013

Joseph Fitzgerald
ADDRESS LINE
ADDRESS LINE

Dear Joe,

Congratulations! I am pleased to inform you that the Executive Compensation and Human Resources Committee of the Board of Directors has approved compensation adjustments in connection with your 2013 performance and your promotion to the position of Executive Vice President and President Rhythm Management reporting to Michael Mahoney, President and Chief Executive Officer, effective February 24, 2014. As part of this promotion, you will continue to be a member of Boston Scientific's Executive Committee. The terms and conditions of your promotion are as follows:

BASE SALARY
Base salary for this position will be $17,692.31 currently payable bi-weekly (less withholding for taxes and other applicable deductions), equivalent to $460,000.06 on an annualized basis.  Your performance and compensation will generally be reviewed on an annual basis during the normal executive review process.  The Boston Scientific performance year currently runs from January 1st through December 31st of each year. Your 2014 performance and base salary will be reviewed during the normal executive review process expected to commence in the first quarter of 2015.

ANNUAL BONUS PLAN
You will continue to be eligible to participate in the Boston Scientific Corporation Annual Bonus Plan subject to and in accordance with its terms. The Annual Bonus Plan provides employees with the opportunity for a variable financial incentive in recognition of performance in a given performance year.  Starting with the 2014 Annual Bonus Plan, your annual target incentive will increased from 60% of base salary to 70% of base salary.  Your actual award will be based on your achievement of individual goals and the company's achievement of corporate/business performance goals.  Under the current plan, you would have to be an active employee on the date of payment to receive any award pay-out under the plan

ANNUAL AND PROMOTIONAL EQUITY:
Your 2014 annual equity incentive award, inclusive of a promotional equity award, has a total value of $1,250,000.00 on the date of grant per Boston Scientific’s Long Term Incentive Program. The effective date of grant is February 24, 2014, the date that the 2014 annual equity incentive awards are made to other senior executives of Boston Scientific. The 2014 program provides for a mix of performance shares, non-qualified stock options, and deferred stock units.

Thereafter, you would continue to be eligible for consideration for an annual equity incentive award subject to and in accordance with the terms of Boston Scientific’s Long Term Incentive Program during the normal executive review process. An award would depend on both company and individual performance. The target value for your level is evaluated annually by the Compensation Committee of the Boston Scientific Board of Directors.

In all other respects, your compensation, benefits and the current terms and conditions of your employment remain in effect. Please sign this letter and the enclosed Agreement Concerning Employment and return it to Wendy Carruthers by March 1, 2014.

Joe, we look forward to your contributions and continued success with Boston Scientific.

Sincerely,

/s/ Michael Mahoney

Michael Mahoney
President and Chief Executive Officer

/s/ Joseph Fitzgerald                     2/27/14
Joseph Fitzgerald                             Date